                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003
                                           ------------

                       Commission File Number: 333-100069
                                               ----------


                                NETEASE.COM, INC.


                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Signature                                                                Page 3

Press Release Regarding Third Quarter                      Exhibit 99.1, Page 4
   Results dated October 28, 2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NETEASE.COM, INC.


                                 By:   /s/ Ted Sun
                                       ----------------------------------------
                                       Name:  Mr. Ted Sun
                                       Title: Acting Chief Executive Officer
                                              and Director

Date: October 29, 2003

[COMPANY LOGO]
                                                                   Press Release
--------------------------------------------------------------------------------
Contact for Media and Investors:
Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
(86) 10-8518-0163, ext. 8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(86) 21-6218-3009, ext. 238

               NetEase.com Announces Record Third Quarter Results

                Financial Highlights for the Third Quarter 2003:

       - Total revenues grow by 96.6% year-over-year to RMB146.3 million (US$17.7 million) led by growth in the Company's online game business

       - Continued revenue growth and reduction of cost of sales result in further enhanced gross margins of 82.8%

       - Company achieves operating profit of RMB87.1 million (US$10.5 million) and net profit of RMB84.1 million (US$10.2 million), or US$0.33 per American Depositary Share (basic)

(Beijing - October 28, 2003) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced financial results for its third quarter ended September 30, 2003.

The Company reported total revenues of RMB146.3 million (US$17.7 million) for the third quarter, a 7.4% increase over total revenues of RMB136.2 million (US$16.5 million) for the preceding quarter ended June 30, 2003 and a 96.6% increase over total revenues of RMB74.4 million (US$9.0 million) for the corresponding period in 2002. The Company reported a net profit of RMB84.1 million (US$10.2 million), or US$0.33 and US$0.30 per basic and diluted American Depositary Share, respectively, compared to the previous quarter's net profit of RMB75.8 million (US$9.2 million), or US$0.29 and US$0.28 per basic and diluted American Depositary Share, respectively. The same quarter in the previous year had a net loss of RMB9.0 million (US$1.1 million).

Revenues from SMS and other e-commerce services for the quarter were RMB62.7 million (US$7.6 million), representing a 20.7% decrease over the preceding quarter's RMB79.1 million (US$9.6 million), and a 20.1% increase over RMB52.2 million (US$6.3 million) for the

[COMPANY LOGO]


corresponding period a year ago. The decrease in SMS and other e-commerce services revenues from the previous quarter was attributable primarily to the strengthening of competition in the wireless service area, the discontinuation of the Company's cooperation arrangements with certain third-party Web sites which were promoting the Company's wireless services, and the decision by the two mobile phone operators in China to restrict the range of services that the Company can offer and charge through them. In response to these changes, NetEase began to offer a number of previously fee-based products for free in the meantime, with an aim of further enhancing their popularity and accumulating a larger user base which would put the Company in a position to capitalize on its accumulated user base when alternative payment solutions become available.

Online game service revenues for the quarter were RMB56.5 million (US$6.8 million), representing a 55.9% increase over the preceding quarter's
RMB36.2 million (US$4.4 million) and a 366.8% increase over RMB12.1 million (US$1.5 million) for the corresponding period a year ago. Strong growth in this revenue segment was largely due to the continued increase in popularity of the Company's self-developed online game title, Westward Journey Online Version 2, which had approximately 1.2 million unique paying users during September 2003.

Advertising service revenues were RMB27.1 million (US$3.3 million) for the quarter ended September 30, 2003, representing a 30.0% increase over RMB20.8 million (US$2.5 million) for the preceding quarter and a 168.7% increase over RMB10.1 million (US$1.2 million) for the corresponding period a year ago. The growth of advertising service revenues was mainly attributable to the continued strong growth of the overall online advertising sector in China.

The Company reported gross profit in the third quarter of RMB121.2 million (US$14.6 million), increasing 12.7% over the previous quarter's RMB107.5 million (US$13.0 million) and 141.0% over RMB50.3 million (US$6.1 million) for the corresponding period a year ago. The revenue growth coupled with a reduction in cost of sales favorably impacted gross margins, which increased from 78.9% in the preceding quarter to 82.8% in the third quarter. The reduction in cost of sales was mainly due to the saving of commissions payable resulting from the discontinuation of the Company's cooperation arrangements with certain third-party Web sites which were promoting the Company's wireless services as mentioned above.

Total operating expenses were RMB34.1 million (US$4.1 million), a 15.3% increase from the previous quarter's RMB29.6 million (US$3.6 million) and a 44.1% decrease from the corresponding period a year ago of RMB61.0 million (US$7.4 million). This increase was largely due to expenses incurred in connection with the Company's convertible notes offering which was completed in July 2003.

The Company reported an operating profit of RMB87.1 million (US$10.5 million) in the third quarter, representing continued improvement over last quarter's operating profit of RMB77.9 million (US$9.4 million). In the third quarter of previous year, the Company had an operating loss of RMB10.7 million (US$1.3 million).

Net interest income increased to RMB3.6 million (US$0.4 million) in the third quarter, compared to RMB1.9 million (US$0.2 million) in the previous quarter, due to the additional cash balance derived from the convertible notes offering and from the Company's cash flow from operations.

[COMPANY LOGO]


The Company reported a net profit of RMB84.1 million (US$10.2 million) in the third quarter, an increase of 11.0% over the previous quarter's net profit of RMB75.8 million (US$9.2 million) and comparing well to the net loss of RMB9.0 (US$1.1 million) for the corresponding period a year ago. The increase in the effective tax rate during the third quarter is primarily due to a higher proportion of profit being earned in a subsidiary company which has a higher tax rate than the other group companies when compared to the second quarter.

As of September 30, 2003, the Company's total cash balance was RMB1.6 billion (US$192.6 million), a 118.4% increase from the previous quarter's RMB729.9 million (US$88.2 million). The increase was mainly attributable to the issuance of the Zero Coupon Convertible Subordinated Notes in the aggregate amount of US$100 million in July 2003. Cash flow generated from operating activities was approximately RMB102.3 million (US$12.4 million) during the quarter.

Other Developments

Users of the Company's Web sites continued to grow, with 144 million accumulated registered accounts at the end of the third quarter, an increase of 12.9% over the 127 million accounts at the end of the previous quarter and a 78.1% increase over the 80.7 million accounts at the same time a year ago.

During the quarter, the Company implemented several enhancements to its Web sites. For example, the Company began to aggressively promote its new Instant Message (IM) tool (popo.163.com), a community-oriented communication platform highly popular among NetEase's younger demographic. NetEase's IM tool allows users to send SMS messages directly from a PC to a mobile phone, from a mobile phone to PC, and from a PC to a PC. By offering the PC-to-mobile phone instant messaging service for free until the end of the year, NetEase is bearing the SMS transmission cost of the new service as an investment to further strengthen its relationships with its current users and expand its user base. IM users bring strong revenue potential as particularly loyal users, and IM messages are moreover sent to and received by NetEase and non-NetEase users alike. The offering of the free service has proven very effective and is already showing strong growth in terms of the number of registered users and traffic volume so far.

In September, the Company entered into an arrangement with MTV, the music television company, to be the exclusive wireless partner of MTV in Mainland China. Under this arrangement, NetEase users have the ability to send short messages to MTV video jockeys to request songs, subscribe to special services and clubs, request pictures and information about performers and participate in various contests.

Additionally, in September, the Company launched its online job search service (job.163.com), taking advantage of its large user base and more than 320 million average daily pageviews. Matching employers and job seekers, the service was initially provided free-of-charge to businesses and users, and changed to a fee-based service in October.

The Company continued to improve and revamp its content channels, with two new content channels launched during the quarter - Business Channel (biz.163.com) and Consumer Guide

[COMPANY LOGO]

Channel (buy.163.com). The Business Channel is a new "interactive content channel" focusing on business affairs and in-depth analysis of the China market, CEO interviews, business reviews and management training. The Business Channel supports popular "web logs" features by which users not only read the content, but also can share opinions and create a personal forum to attract other users' feedback. The Consumer Guide Channel is dedicated to better consumer education. It offers original product review articles, price and market information, news about latest products to be launched and features on user applications and modifications. In the initial stages, the channel will focus on digital products like digital cameras, portable music players, PC hardware and peripherals, and mobile phones.

Commenting on these third quarter results, Ted Sun, acting Chief Executive Officer and Director of the Company said, "We are pleased with our results this past quarter, which continue to benefit from NetEase's diversified revenue strategy. Our revenues in both advertising and online games continue to be robust. And while our revenues from SMS and other E-commerce services were slower for the quarter, we are confident that our investments in our new free-of-charge offerings will provide long-term benefits through increased loyalty and an expanded user base."

"Advertising service revenues continues to show strong growth given the widening realization among advertisers that the Internet is a mainstream media and our younger demographics as a highly desirable consumer base with spending power. Additionally, our enhancements to the NetEase Web sites in this past quarter demonstrate our ongoing commitment to understanding our customers and offering products and services specific to their tastes and interests. Our new IM offering, for example, which has exhibited strong initial success, serves as a useful `sticky' communication application that brings users into our Web sites and enhance the possibility that they use our other wide assortment of products and services. Through other services, such as our new online job search service, we are ensuring that we grow alongside with our users as they get older, and expand their interests."

Mr. Sun added, "We continue to see significant opportunities with our online games, which continues to experience high growth despite increasing competition and beginning of the school season. The strong growth of our online game business has once again proved the different possibilities of monetizing the Internet user base. At the end of this year, we plan to launch our newest game, also developed in-house, and we are confident that this offering will further strengthen this important revenue segment."

Denny Lee, NetEase's Chief Financial Officer, added, "This quarter represents our fourth consecutive report of operating profitability for the Company. This, combined with our healthy balance sheet and strong cash position, give the Company a solid financial footing to take advantage of future opportunities for growth and expansion in our market."

"In conclusion," said Mr. Sun, "NetEase continues to be well positioned, both in terms of our revenue segments and our user base, which is responding well to our new products and services. Going forward we will continue to focus on innovative offerings that differentiate our Web sites and appeal to our users."

[COMPANY LOGO]


** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of USD1 = RMB8.2771. The percentages stated in this press release are calculated based on RMB.**

Web Cast

NetEase will host a conference call to discuss third quarter earnings at 7:00 pm Eastern Time today (Beijing/Hong Kong time: October 29, 2003 at 8:00am). The management team will discuss quarterly results and highlights, and answer questions. This call can be accessed at NetEase's corporate web site at http://corp.netease.com, through CCBN's individual investor center at
-----------------------
www.companyboardroom.com or by visiting any of the investor sites in CCBN's
------------------------
Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).
 --------------------

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The Company's online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of September 30, 2003 NetEase had approximately 144 million accumulated registered accounts, and our average daily page views for the month ended September 30, 2003 exceeded 329 million.

Community products and services which the NetEase Web sites offer include Instant Messaging, Personals, Matchmaking, Alumni Clubs, Personal Home Pages and Community Forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 20 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers on-line advertising on its Web sites as well as paid listings on its Search Engine, Web Directory and Classified Ads services, and an Online Mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers Wireless Value-added Services such as news and information content sent over short-messaging services, MMS and WAP technologies, and Online Game services through two massively multi-player online role-playing game titles, Westward Journey Online 2.0 and PristonTale 2.0.

--------------------------------------------------------------------------------

                                      * * *

[COMPANY LOGO]


This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will not be able to control its expenses in future periods; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that NetEase may not be able to satisfy its obligations with respect to its Zero Coupon Convertible Subordinated Notes which could lead to a default on the Notes and an adverse affect on its business and financial condition; the risk that NetEase may not use the proceeds from the offering of those Notes and its other cash in a productive manner; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

[COMPANY LOGO]

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                             December 31,     September 30,     September 30,
                                                2002              2003             2003
                                            --------------    -------------    --------------
                                                 RMB              RMB           USD (Note 1)
Assets

Current assets:
   Cash                                       560,069,711     1,594,177,793      192,601,007
   Restricted cash                              1,208,305                 -                -
   Prepayments and other current assets         6,110,689        25,018,385        3,022,603
   Due from related parties, net               22,448,509        24,665,646        2,979,986
                                            --------------    -------------    -------------

          Total current assets                589,837,214     1,643,861,824      198,603,596

Non-current rental deposit                      1,065,912         1,313,837          158,732
Property, equipment and software, net          26,379,182        30,006,148        3,625,201
Deferred assets                                         -        13,880,162        1,676,935
Deferred tax assets                             2,395,888         9,237,706        1,116,056
                                            --------------    -------------    -------------
Total assets                                  619,678,196     1,698,299,677      205,180,520
                                            ==============    =============    =============

Liabilities & Shareholders' Equity

Current liabilities:
   Accounts payable and other
     liabilities                               14,378,114        14,209,760        1,716,756
   Salary and welfare payable                  16,023,380        14,064,028        1,699,149
   Taxes payable                                8,252,950        20,839,874        2,517,775
   Due to related parties, net                          -        34,761,994        4,199,779
                                            --------------    -------------    -------------

         Total current liabilities             38,654,444        83,875,656       10,133,459
                                            --------------    -------------    -------------
Long-term liabilities
   Zero Coupon Convertible Subordinated
       Notes due July 15, 2023                          -       827,700,000      100,000,000
   Other long-term liabilities                          -           316,315           38,216
                                            --------------    -------------    -------------
                                                        -       828,016,315      100,038,216

         Total liabilities                     38,654,444       911,891,971      110,171,675
                                            --------------    -------------    -------------
Shareholders' equity:
   Ordinary shares, US$0.0001 par
     value:
     1,000,300,000,000 shares
     authorized, 3,100,162,537 shares
     issued and outstanding as of
     December 31, 2002, and
     3,126,540,189 shares issued and
     outstanding as of September 30,
     2003                                       2,566,543         2,587,941          312,663
Additional paid-in capital                  1,049,651,354       992,819,416      119,947,737
Less: Subscriptions receivable                (33,113,848)                -                -
Deferred compensation                            (474,739)         (168,551)         (20,364)
Translation adjustments                           228,910           210,838           24,265
Accumulated deficit                          (437,834,468)     (209,041,938)     (25,255,456)
                                            --------------    -------------    -------------

          Total shareholders' equity          581,023,752       786,407,706       95,008,845
                                            --------------    -------------    -------------
 Total liabilities and shareholders'
    equity                                    619,678,196     1,698,299,677      205,180,520
                                            ==============    =============    =============

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2771 on September 30, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: The Company's trading unit on The Nasdaq National Market is American Depositary Shares (ADS). Each ADS represents 100 ordinary shares.

[COMPANY LOGO]

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             Quarter Ended
                                       ------------------------------------------------------------
                                       September 30,      June 30,     September 30,  September 30,
                                           2002             2003           2003           2003
                                       -------------- -------------- -------------- ---------------
                                            RMB            RMB            RMB         USD (Note 1)
Revenues:
   SMS and other EC related
     services                              52,223,549     79,109,673     62,712,103       7,576,579
   Online game services                    12,101,047     36,233,479     56,484,513       6,824,191
   Advertising services                    10,072,330     20,823,784     27,065,846       3,269,967
                                        -------------  -------------- -------------- --------------
Total revenues                             74,396,926    136,166,936    146,262,462      17,670,737

Sales and value-added taxes                (3,694,693)    (6,807,862)    (7,313,123)       (883,537)
                                        -------------- --------------  ------------- --------------

Net revenues                               70,702,233    129,359,074    138,949,339      16,787,200
                                        -------------- --------------  ------------- --------------

Cost of revenues:
   SMS and other EC related services       (8,201,935)   (11,837,810)    (5,797,489)       (700,426)
   Online game services                    (4,801,454)    (4,012,240)    (4,693,865)       (567,090)
   Advertising services                    (7,414,270)    (6,037,053)    (7,286,807)       (880,357)
                                        -------------- --------------  ------------- --------------

Total cost of revenues                    (20,417,659)   (21,887,103)   (17,778,161)     (2,147,873)
                                        -------------- --------------  ------------- ---------------

Gross profit                               50,284,574    107,471,971    121,171,178      14,639,327
                                        -------------- --------------  ------------- --------------

Operating expenses:
   Selling, general and
     administrative expenses              (22,173,615)   (25,460,237)   (30,012,933)     (3,626,020)
   Research and development
     expenses                              (2,802,826)    (4,126,390)    (4,095,277)       (494,772)
   Class action settlement                (36,005,385)             -              -               -
                                        -------------- --------------  ------------- --------------

Total operating expenses                  (60,981,826)   (29,586,627)   (35,033,069)     (4,232,529)
                                        -------------- --------------  ------------- --------------

Operating profit (loss)                   (10,697,252)    77,885,344     87,062,968      10,518,535

Other income (expenses):
  Interest income                           1,719,807      1,908,473      3,640,487         439,826
  Interest expense                           (191,924)             -              -               -
  Other, net                                  145,506        154,828      (121,222)         (14,645)
                                        -------------- -------------- -------------- --------------

Profit (loss) before tax                   (9,023,863)    79,948,645     90,582,233      10,943,716

Income tax                                          -     (4,161,744)    (6,492,105)       (784,345)
                                        -------------- -------------- -------------- --------------
Net profit (loss)                          (9,023,863)    75,786,901     84,090,128      10,159,371
                                        ============== ============== ============== ==============
Net earnings (loss) per
   share, basic                                 (0.01)          0.02           0.03            0.01
                                        ============== ============================= ==============
Net earnings (loss) per
   ADS, basic                                   (0.30)          2.42           2.69            0.33
                                        ============== ============== ============== ==============
Net earnings (loss) per
   share, diluted                               (0.01)          0.02           0.02            0.01
                                        ============== ============== ============== ==============
Net earnings (loss) per
   ADS, diluted                                 (0.30)          2.32           2.44            0.30
                                        ============== ============== ============== ==============
Weighted average number of
     ordinary shares outstanding,
     basic                              3,046,595,200  3,133,838,801  3,124,178,385  3,124,178,385
                                        ============== ============== ============== ==============
Weighted average number of
     ADS outstanding, basic                30,465,952     31,338,388     31,241,784     31,241,784
                                        ============== ============== ============== ==============
Weighted average number of
     ordinary shares outstanding,
     diluted                            3,046,595,200  3,268,550,744  3,439,778,658   3,439,778,658
                                        ============== ============== ============== ==============
Weighted average number of
     ADS outstanding, diluted              30,465,952     32,685,507     34,397,787      34,397,787
                                        ============== ============== ============== ==============


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2771 on September 30, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

[COMPANY LOGO]


NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                      Quarter Ended
                                                                -----------------------------------------------------------------
                                                                   September 30,      June 30,      September 30,  September 30,
                                                                       2002             2003            2003           2003
                                                                ---------------- ----------------  --------------  --------------
                                                                        RMB             RMB             RMB        USD (Note1)
Cash flows from operating activities:
  Net profit (loss)                                                 (9,023,863)       75,786,901      84,090,128      10,159,371
  Adjustments for:
  Depreciation                                                       5,262,863         4,250,299       4,344,976         524,939
  Share compensation cost                                              835,732            27,964          27,964           3,378
  Provision for doubtful debts                                       1,324,337         1,057,604         652,338          78,812
  Amortization of issuance cost of convertible bonds                         -                 -       1,532,884         185,196
  (Increase) decrease in prepayments and other current assets          784,999        (2,458,428)     (5,431,696)       (656,232)
  (Increase) decrease in due from/to related parties                (3,107,933)        5,168,596      17,507,550       2,115,180
  Increase in deferred assets                                         (277,499)                -               -               -
  (Increase) decrease in deferred tax assets                                 -        (3,887,280)        149,574          18,071
  Increase (decrease) in accounts payable                           (6,803,145)          604,963       1,954,680         236,155
  Decrease in deferred revenue                                        (127,998)           (8,250)              -               -
  Increase (decrease) in salary and welfare payable                 (3,651,199)       (1,879,019)        975,004         117,795
  Increase in taxes payable                                          4,287,384         6,555,189         939,209         113,472
  Increase (decrease) in other liabilities                           4,061,949          (421,266)     (4,484,335)       (541,776)
                                                                ----------------   -------------  -----------------   ----------

  Net cash provided by (used in) operating activities               (6,434,373)       84,797,273     102,258,276      12,354,361
                                                                ----------------   -------------  -----------------   ----------

Cash flows from investing activities:
  Purchase of property, equipment and software                      (1,305,868)       (2,866,891)     (8,670,601)     (1,047,541)
  Increase in non-current deposit                                            -          (166,136)        (40,500)         (4,893)
                                                                ----------------   -------------  -----------------  ----------
  Net cash used in investing activities                             (1,305,868)       (3,033,027)     (8,711,101)     (1,052,434)
                                                                ----------------   -------------  -----------------  ----------

Cash flows from financing activities:
  Proceed from employee exercising stock options                     2,622,975         8,542,745       4,324,582         522,475
  Net payment to repurchase ordinary shares                                  -                 -     (38,157,538)     (4,611,221)
  Proceed from issuance of convertible notes                                 -                 -     827,700,000     100,000,000
  Payment for issuance cost of convertible notes                             -                 -     (23,160,113)     (2,798,095)
  Increase in finance lease payable                                          -           316,315               -               -
                                                                ----------------   -------------  -----------------   ----------
  Net cash provided by financing activities                          2,622,975         8,859,060     770,706,931      93,113,159
                                                                ----------------   -------------  -----------------   ----------

  Net increase (decrease) in cash                                   (5,117,266)       90,623,306     864,254,106     104,415,086

  Less: (Increase) decrease in restricted cash                          (7,651)           (4,861)      1,217,622         147,107

  Cash, beginning of the period                                    526,641,615       638,087,620     728,706,065      88,038,814
                                                                ----------------   -------------  -----------------  ----------

  Cash, end of the period                                          521,516,698       728,706,065   1,594,177,793     192,601,007
                                                                ================   =============  =================  ==========

  Supplemental disclosures of cash flow information:
    Cash paid during the period for income taxes                             -         5,006,782      13,055,806       1,577,341
                                                                ================   =============  =================  ==========

  Supplemental schedule of non-cash investing and
    financing activities
    Compensation costs, arising from transfer of
        ordinary shares and issuance of stock options
        in the Company to senior management personnel
        and some non-employees of the Company                          835,732            27,964          27,964           3,378
                                                                ================   =============  =================   ==========


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2771 on September 30, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.